9 Raffles Place
#42-02 Republic Plaza
Singapore 048619
Tel: +65.6536.1161 Fax: +65.6536.1171
www.lw.com
UEN No. T09LL1649F

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
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August 12, 2024	Century City	Paris
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Madrid

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ron Alper and Pam Long

Re:	Black Spade Acquisition II Co
Amendment No. 1 to Registration Statement on Form S-1
Filed July 24, 2024
File No. 333-280385

Dear Sir or Madam:

On behalf of our client, Black Spade Acquisition II Co, a blank check company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (the “Company”), we hereby transmit the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 9, 2024 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) through EDGAR.

The Staff’s comments are repeated below in italic and are followed by the Company’s responses. We have included page references to Amendment No. 2 where a response refers to the revised disclosure therein. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1 filed July 24, 2024

Chinese Laws and Regulations, page 10

1.	We note your response to prior comment 4. In addition to the effect PRC laws or regulations may have on the timing of an initial business combination, please also disclose the impact PRC laws or regulations may have on returning cash to shareholders if they were to redeem.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 13, 92 and 105 of the Amendment No. 2.

August 12, 2024

If we seek shareholder approval of our initial business combination .. . ., page 46

2.	We note your disclosure added in response to comment 9. However, existing disclosure continues to state that the purpose of any purchases of shares “could be to vote such shares in favor of the business combination . . . “ Please revise to remove the implication that the sponsor, officers or directors could purchase shares during the restricted period and vote them in favor of the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 30, 41, 46 and 139 of the Amendment No. 2.

Underwriting, page 202

3.	We note your response to prior comment 15. Please disclose “the multiple reciprocal obligations” of each party such that the underwriters will reimburse the company for the company’s expenses. Please revise the disclosure consistent with the response.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 112 and 204 of the Amendment No. 2.

If you have any questions regarding the Registration Statement, please contact Sharon Lau (sharon.lau@lw.com or +65 6437 5464) or Stacey Wong (stacey.wong@lw.com or +65 6437 5450) of Latham & Watkins LLP.

Thank you for your time and attention.

Very truly yours,

/s/ Sharon Lau
Sharon Lau
of LATHAM &WATKINS LLP

Enclosure

cc:	(via email)
Dennis Tam, Executive Chairman and Co-Chief Executive Officer, Black Spade Acquisition II Co
Kester Ng, Co-Chief Executive Officer and Chief Financial Officer, Black Spade Acquisition II Co
Richard Taylor, Co-Chief Executive Officer and Chief Operating Officer, Black Spade Acquisition II Co
Stacey Wong, Partner, Latham & Watkins LLP
Mitchell S. Nussbaum, Partner, Loeb & Loeb LLP
David J. Levine, Partner, Loeb & Loeb LLP